UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                                                                 SEC FILE NUMBER
                                                                       000-28303
                                                                       ---------
                                   FORM  12B-25
                                                                       46128X107
                                                                       ---------
                                                                    CUSIP NUMBER

                            NOTIFICATION OF LATE FILING

Check  One):  [X] Form  10-K and Form 10-KSB   [ ] Form 20-F  [ ] Form 11-K
              [ ] Form 10-Q   [ ] Form  N-SAR

              For  Period  Ended:  September  30,  2000
              [  ]  Transition  Report  on  Form  10-K
              [  ]  Transition  Report  on  Form  20-F
              [  ]  Transition  Report  on  Form  11-K
              [  ]  Transition  Report  on  Form  10-Q
              [  ]  Transition  Report  on  Form  N-SAR
              For  the  Transition  Period  Ended:

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART  I  -  REGISTRANT  INFORMATION

Investamerica,  Inc.
--------------------
Full  Name  of  Registrant

Not  applicable
---------------
Former  Name  if  Applicable

1776  Park  Avenue,  #4
-----------------------
Address  of  Principal  Executive  Office  (Street  and  Number)

Park  City,  Utah  84060
------------------------
City,  State  and  Zip  Code

PART  11  -  RULES  12B-25(B)  AND  (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]  (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without  unreasonable  effort  or  expense;

[X]  (b)     The subject annual report, semi-annual report, transition report on
             Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]  (c)     The  accountant's  statement  or  other  exhibit  required  by Rule
             12b-25(c)  has  been  attached  if  applicable.

PART  III  -  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report on portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file, without unreasonable effort and expense, its Form 10-KSB Annual Report because its audited financial statements for the fiscal year ended September 30, 2000 have not been completed. The Registrant's auditors have advised that they have substantially completed the audit of Investamerica, Inc. as at and for the year ended September 30, 2000 but have not yet had an opportunity to complete their examination of the financial statements. It is anticipated that the Form 10-KSB Annual Report, along with the audited financial statements, will be filed on or before the 15th calendar day following the prescribed due date of the Registrant's Form 10-KSB. A copy of the letter from the Registrant's auditor in this regard is attached to this Notification of Late Filing.

PART  IV  -  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Douglas  Smith          (604)                    473-2558
        (Name)            (Area  Code)          (Telephone  Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
     answer is no, identify  report(s).   [X]  Yes   [ ]  No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?      [ ] Yes   [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made


                               INVESTAMERICA, INC.
                               -------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     December  29,  2000                 By /s/ Douglas Smith
                                              -------------------
                                       Douglas  Smith,  President

Deloitte & Touche

Deloitte & Touche LLP                      Telephone:  (604) 669-4466
Suite 2100                                 Facsimile:  (604) 685-0395
1055 Dunsmuir Street
P.O. Box 49279
Four Bentall Centre
Vancouver, British Columbia
V7X 1P4

Securities and Exchange Commission
Mail Stop 9-5
450 5th Street NW
Washington, DC  20549

Ladies and Gentlemen:

We have read and agree with the comments in Part III of Form 12b-25 that to produce financial statements within the prescribed time would involve unnecessary expense and effort due to delays in the completion of the examination of the audited financial statements arising from the timing of the Company's change of auditors.

Yours truly,

/s/ Deloitte & Touche LLP
Chartered Accountants